March 20, 2019

John M. Maraganore, Ph.D.
Chief Executive Officer
Alnylam Pharmaceuticals, Inc.
300 Third Street
Cambridge, MA 02142

       Re: Alnylam Pharmaceuticals, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed March 11, 2019
           File No. 001-36407

Dear Dr. Maraganore:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance
cc:    Gregg L. Katz, Esq.